

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Via E-mail
Mr. Mauricio Gonzalez
Chief Executive Officer and Director
Redfield Ventures Inc.
244 Fifth Ave, Suite #1563
New York, NY 10001

Re: **Redfield Ventures Inc.**
         Form 10-K for Fiscal Year Ended December 31, 2013
         Filed March 18, 2014
         Form 10-Q for Fiscal Quarter Ended September 30, 2014
         Filed November 19, 2014
         File No. 000-55001

Dear Mr. Gonzalez:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears from your website that you have changed your auditors to LBB & Associates Ltd., LLP. If so, please file an Item 4.01 Form 8-K, including a letter from your former auditor that it agrees with the statements in your filing. Refer to Regulation S-K Item 304. Additionally, if you have changed your corporate headquarters to Las Vegas, NV, please advise us and update your future filings to reflect your new headquarters address and phone number.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 10

2.   Please provide the information required per S-K Item 303 regarding your results of
        operations and changes in financial condition. In this discussion, please address the
        nature of your expenses including material fluctuations from the prior period. Please also
        comply with this comment in your Form 10-Q filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Notes to Financial Statements

Note 1. Organization and summary of significant accounting principles

Organization, page 6

3.   Your website states the company "is a publicly held investment company focused on
        private, micro- and small-cap IT-companies in the Social and Gaming sector."   Please
        revise your disclosures here and elsewhere in your filing to discuss the true nature of your
        company's business. Please also comply with this comment in your future Form 10-Q
        filings.

Basis of Preparation, page 6

4.   Please provide the required disclosures that your unaudited interim financial statements
        reflect all adjustments which are, in the opinion of management, necessary to a fair
        statement of the results for the interim periods presented. Refer to S-X Rule 8-03.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Item 9A. Controls and Procedures, page16

5.   In your Form 10-K, you concluded that your disclosures controls and procedures and
        internal controls over financial reporting were effective. Please amend your filing to
        disclose why you concluded that they have since become ineffective. Identify the
        material weakness(es) in your internal controls over financial reporting that led you to
        change your conclusions during the interim periods and any changes in your internal
        controls to remediate such material weakness(es).

Item 5. Other Information, page 18

6.   We note that your officers and directors currently own 20 million shares. However, in the table herein, you reported that total shares owned and percent of voting shares held by officers and directors were zero. Please revise.

Exhibit 32.1

7.   We note that Mr. Mauricio Gonzalez signed in the capacity of "Director" on behalf of your former CEO, Mr. Long Nguyen. Please amend your filing to delete the reference to your former CEO and identify Mr. Gonzalez as your CEO if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director